UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65696/November 7, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14580

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In the Matter of	:	
	:	
INTERCOM SYSTEMS, INC.,	:	ORDER MAKING
INTERNATIONAL MANAGEMENT	:	FINDINGS
& RESEARCH CORP.,	:	AND REVOKING
INTERNATIONAL RESEARCH	:	REGISTRATIONS
& DEVELOPMENT CORP.	:	BY DEFAULT
(N/K/A IRDC ESTATE, INC.), and	:	
IPIX CORP.	:	

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      The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on October 6, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP by October 14, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due by October 27, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer, and the time for filing has expired.

      Intercom Systems, Inc. (Intercom Systems), International Management & Research Corp. (International Management), International Research & Development Corp. (n/k/a IRDC Estate, Inc.) (International Research), and Ipix Corp. (Ipix) (collectively, Respondents) are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

      Intercom Systems (CIK No. 723501) is a void Delaware corporation located in Marietta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Intercom Systems is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended June 30, 2003, which reported a net loss of over $55,000 for the prior twelve months.

      International Management (CIK No. 740892) is a Pennsylvania corporation located in Fort Washington, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). International Management is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1999, which reported a net loss of over $29,000 for the prior six months.

International Research (CIK No. 51497) is a forfeited Delaware corporation located in Mattawan, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). International Research is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1994.

Ipix (CIK No. 1088022) is a void Delaware corporation located in Reston, Virginia, with a class of securities registered with the Commission pursuant to Section 12(g). Ipix is delinquent in its periodic filings, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2006, which reported a net loss of over $3,000 for the prior three months. On July 31, 2006, Ipix filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Eastern District of Virginia, and the case was still pending as of March 21, 2011.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Intercom Systems, Inc., International Management & Research Corp., International Research & Development Corp. (n/k/a IRDC Estate, Inc.), and Ipix Corp. is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge

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